Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                 Name and Address of Company

Cardiome Pharma Corp.

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

2.                 Date of Material Change

October 21, 2013

3.                 News Release

October 21, 2013 - Vancouver, Canada

4.                 Summary of Material Change

Cardiome Pharma Corp. announced that its subsidiary, Cardiome International AG, has entered into an agreement with Algorithm S.A.L., headquartered in Beirut, Lebanon, to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in certain Middle Eastern and North African countries. Under the terms of the agreement, Algorithm has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement have not been disclosed.

5.                 Full Description of Material Change

See attached press release

6.                 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.                 Omitted Information

Not Applicable.

8.                 Executive Officer

Name: Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.                 Date of Report

October 21, 2013

Per:	“Jennifer Archibald”
Jennifer Archibald,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome Enters Commercialization Agreement with algorithm S.A.L. FOR brinavess™ IN middle east and north AFRICA

Vancouver, Canada, October 21, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Cardiome International AG, has entered into an agreement with Algorithm S.A.L., headquartered in Beirut, Lebanon, to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in certain Middle Eastern and North African countries. Under the terms of the agreement, Algorithm has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement have not been disclosed.

“We are pleased to have entered into this commercialization agreement with Algorithm, a highly respected company with an impressive track record in partnering with other pharma industry leaders,” said Karim Lalji, Cardiome’s Chief Commercial Officer. “We look forward to continuing the commercialization of BRINAVESS in approved markets and leveraging Algorithm’s expertise in gaining approvals in new ones.”

“Algorithm is excited to be working with Cardiome to sell and distribute BRINAVESS,” said Nabil Ghorayeb, Human Health Lead, at Algorithm. “Our company has a long and successful history in the cardiovascular market, and BRINAVESS is an excellent addition to our product portfolio that will offer our customers a treatment option for the rapid conversion of recent onset atrial fibrillation.”

The initial term of this commercial agreement begins November 1, 2013 for the duration of five years and is renewable on an annual basis, or longer, thereafter. Countries covered by the agreement where Algorithm will be able to commercialize BRINAVESS include: Algeria; Bahrain; Egypt; Iran; Jordan; Kingdom of Saudi Arabia; Kuwait; Lebanon; Libya; Morocco; Oman; Qatar; Tunisia; and United Arab Emirates.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Algorithm S.A.L.

Algorithm, a Lebanon-based pharmaceutical manufacturer, is actively present in the Middle East and North Africa region and Cyprus. Algorithm is dedicated to offering quality products, either under license from reputable international companies or developed by the company’s product development team. The portfolio consists of innovative products as well as differentiated generics, focusing mainly on the following therapeutic areas: Cardiometabolic Diseases, Neurology, Endocrinology, Onco-Hematology, Uro-Gynecology, and Dermatology. For more information, visit www.algorithm-lb.com/en_Home.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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